February 19, 2026

Jonathan Harris
President and Chief Executive Officer
Owlet, Inc.
2940 West Maple Loop Drive, Suite 203
Lehi, Utah 84048

       Re: Owlet, Inc.
           Draft Registration Statement on Form S-3
           Submitted February 13, 2026
           CIK No. 0001816708
Dear Jonathan Harris:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time.
Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Conlon Danberg at 202-551-4466 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Drew Capurro, Esq.